

Mail Stop 4631

November 24, 2009

Via U.S. mail and facsimile

Mr. Andy Tsui
Chief Accounting Officer
Elixir Gaming Technologies, Inc.
Unit 2B, 29/F, The Centrium
60 Wyndham Street
Central, Hong Kong

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 001-32161**

Dear Mr. Tsui:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Business

Non-Gaming Operations, page 10

2. We note that you are a preferred supplier to several automotive manufacturers. Please revise to indicate the extent to which sales to any of these non-gaming customers exceed 10% of your consolidated revenues and the loss of these customer(s) would have a material adverse effect on you. Please also disclose the impact that recent bankruptcy announcement by automotive manufacturers had and/or is expected to have on your non-gaming operations. Please refer to Item 101(H)(4)(vi) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 29

3. Please revise to more fully explain to investors the reasons for changes in your financial condition. For example, it is unclear what specifically caused the changes in your allowance for doubtful accounts, inventories, and long term deposits during the year ended December 31, 2008. Please also explain any apparently directional inconsistencies. For example, we note that while your allowance for doubtful accounts increased significantly during the year ended December 31, 2008, it decreased again during the nine months ended September 30, 2009 while accounts receivable continued to rise over the same period.

Consolidated Financial Statements

Consolidated Statements of Operations

4. Please revise to present comprehensive income, other comprehensive income and the components of accumulated other comprehensive income for each period presented. Please refer to FASB ASC 220-10-45 and 220-10-55.

Consolidated Statements of Cash Flows, page 41

5. Please revise the captions on your statement of cash flows to separately identify cash flows associated with the acquisition of property and equipment separate from the acquisition of gaming equipment and systems.

6. It appears from your disclosures on page 63 that a portion of your gaming equipment acquired during 2008 may have been purchased from Elixir International with promissory notes instead of cash. If true, please tell us how your cash flow statement reflects the non-cash purchase of gaming equipment with promissory notes for the year ended December 31, 2008.

Note 2 – Segments, page 49

7. We note that you disclose the total amount of revenues and long-lived assets attributable to Asia in total. However, if revenues and/or long-lived assets in any particular Asian country are material, please separately disclose the amount of revenues and/or long-lived assets attributable to that country. Please refer to FASB ASC 280-10-50-41.

Note 6 – Gaming Equipment and Systems, page 51

8. You disclose on page 23 that as of December 31, 2008, you had a total of 2,075 gaming machines of which 1098 were held in inventory and 977 machines were in operation. Based on your inventory balances as of December 31, 2008, it appears that none of your gaming machines are included in the inventory balance sheet line item. To help us better understand your accounting for gaming equipment and systems, please revise your disclosures here and through the filing as follows:

   - Clarify, if true, that all gaming equipment is classified on your balance sheet as "gaming equipment and systems" regardless of whether it is being used in operations or held for future use;
   - Separately disclose both the number and carrying value of gaming machines in operation separate from the number and carrying value of gaming machines held for future use for each period presented;
   - Explain the extent to which you depreciate gaming equipment in operation differently from gaming equipment held for future use; and
   - Explain the extent to which you evaluate impairment of gaming equipment in operation differently from gaming equipment held for future use.

Note 15 – Related Party Transactions, page 62

9. Please revise to clarify the nature of any debt covenants associated with your $12 million notes payable to a related party that could cause acceleration or repayment of the note upon demand. Please also clarify if you were in compliance with these covenants as of December 31, 2008.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

10. Please address the above comments in your interim filings as well.

Unaudited Consolidated Financial Statements

Note 1 – Description of Business and Accounting Policies, page 4

11. It appears that you expect to reduce the amount of your advance by recording a
reduction to participation revenue over the course of the five year-period of your
agreement with NagaWorld. Therefore, please tell us how you determined it was
appropriate to classify the entire commitment fee of $5.84 million as a current asset
as of September 30, 2009.

12. Please revise your participation revenue accounting policy on page six to clarify how
you evaluate customers to determine when collections from a particular venue are
reasonably assured or not.

Note 17 – Commitments and Contingencies, page 15

13. Please tell us how you considered FASB ASC 450-30 in determining it was
appropriate to recognize a receivable relating to a possible refund for double payment
of sales/use tax. It appears from your disclosures that review by the State of Nevada
is still ongoing and therefore all contingencies related to recovery of this amount have
not yet been resolved. Please also tell us which line item of your statement of
operations was impacted by the recognition of this receivable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three-Month and Nine-Month Periods Ended September
30, 2009 and 2008, page 18

14. We have the following comments regarding your use of the non-GAAP measure,
Adjusted EBITDA.
  - Reconcile this measure as used as a performance measure to net income;
  - With regard to the use of this measure as a performance measure, please
    comprehensive explain the limitations of this measure as it relates to each item
    you are note including in the measures;
  - Demonstrate the usefulness of a performance measure that eliminates
    impairment/write-down of gaming assets;
  - Identify the substantive reasons why management believes the non-GAAP
    financial measure provides useful information to investors; and
  - You indicate you use this measure as a liquidity measure. Reconcile this measure
    to income from operations. Refer to Item 10(e) of Regulation S-K and our FAQ
    Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

<u>Non-Gaming Products, page 21</u>

15. You disclose that the decrease in non-gaming products revenue was due to decreased production by your largest customer. Please revise your MD&A to explain the reasons for the decreased production, the impact that this decreased production had and will continue to have to your non-gaming operating profit, and how long you expect this trend to continue.

16. We note that as of September 30, 2009, the book value of the company as a whole exceeds its market capitalization. Additionally, we note that you have experienced operating losses in both your gaming and non-gaming segments. Please tell us when you last performed impairment testing of your definite-lived intangible assets and your long-lived assets (including gaming equipment and systems). As of the date of your most recent impairment tests, if the fair value of any of your long-lived asset groups did not substantially exceed carrying value please revise your future filings to disclose:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - Amount of long-lived assets considered at risk for impairment;
   - Description of the methods and key assumptions used to determine fair value of the long-lived asset group and how the key assumptions were determined;
   - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief